                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X                         Form 40-F___

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ___                              No  X

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

[ASHANTI LOGO]


                             P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE                                              26 MARCH 2003


                       ASHANTI GOLDFIELDS COMPANY LIMITED
                                   ("ASHANTI")

                       ASHANTI UPDATES REGULATORY FILINGS


Ashanti announces that, in connection with the forthcoming Rights Issue, it has updated its regulatory filings for, amongst other things, the results for the year ended December 31, 2002 and the following matters:

ASHANTI'S HEDGE BOOK

Higher spot prices and gold volatility levels since December 31, 2002 have allowed Ashanti to make the following principal changes to its hedge book:

         o 666,000 ounces of bought call options with strike prices greater than US$ 430 per ounce were re-struck lower to 232,652 ounces of bought call options with strike prices of US$ 320 per ounce and US$ 330 per ounce;

         o Protected ounces were increased by 50,400 with strike prices of US$ 354 per ounce and US$ 375 per ounce; and

         o 401,000 ounces of sold call options were re-struck lower to match 682,400 ounces of bought put options, thereby converting the put and call options into forward sales. Value generated through this restructure was used to purchase a further 232,666 ounces of call options with a strike price of US$330 per ounce.

Although the total number of bought call ounces has been reduced, the above restructurings have the following advantages:

         o Owing to the lower strike prices, the cashflow effect from the new bought call structure is comparably beneficial to Ashanti up to gold prices of approximately US$500 per ounce with respect to these contracts;

         o The bought call options now have strike prices and value dates that match individual sold call options or forward sales;

         o Converting bought put and sold call options into forward sales, simplifies the management of the hedge book;

         o The number of protected ounces has increased by 50,400 at favourable strike prices;

         o The average committed price over the life of the book has improved by US$11 per ounce from US$346 per ounce to US$357 per ounce; and

         o Commitments for 2003 have been reduced allowing more participation in higher spot prices: as at April 1, 2003 commitments will stand at 898,597 ounces, which is a reduction of 401,057 ounces (31%) as compared to the position as at December 31, 2002 of 1,299,654 ounces.

Based on existing contracts which have maturity dates on or after April 1, 2003, Ashanti expects the hedge position to be as follows on April 1, 2003:

                      2003      2004     2005      2006      2007      2008     2009     2010    2011     2012      2013     TOTAL
------------------------------------------------------------------------------------------------------------------------------------
FORWARD (OUNCES)    648,522   657,992   648,996   538,000   451,200   358,325  413,450  383,450 268,250  215,313   186,500 4,769,998
SALES
      (US$/OUNCE)       346       355       352       359       360       370      362      366     367      374       365       359
------------------------------------------------------------------------------------------------------------------------------------
CALLS:
------------------------------------------------------------------------------------------------------------------------------------
SOLD (OUNCES)       378,025   496,180   498,728   210,256   230,076   260,535   70,970   28,250  84,250   77,188    28,000 2,362,458
      (US$/OUNCE)       341       341       350       366       358       365      368      350     384      387       401       354
BOUGHT (OUNCES)     127,950   101,880   134,000    49,432    64,396      --       --       --      --       --        --     477,658
      (US$/OUNCE)       348       359       352       370       361      --       --       --      --       --        --         356
SUBTOTAL (OUNCES)   250,075   394,300   364,728   160,824   165,680   260,535   70,970   28,250  84,250   77,188    28,000 1,884,800
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY:
------------------------------------------------------------------------------------------------------------------------------------
PROTECTED (OUNCES)  648,522   657,992   648,996   538,000   451,200   358,325  413,450  383,450 268,250  215,313   186,500 4,769,998

COMMITTED (OUNCES)  898,597 1,052,292 1,013,724   698,824   616,880   618,860  484,420  411,700 352,500  292,500   214,500 6,654,797
------------------------------------------------------------------------------------------------------------------------------------
LEASE RATE        2,367,000 2,587,000 2,251,000 1,915,000 1,579,000 1,318,000  982,000  646,000 310,000  130,000      --   2,587,000
SWAP
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMITTED OUNCES AS A PERCENTAGE OF TOTAL FORECAST                                                                       50%
PRODUCTION (EXCLUDING GEITA FOR THE PERIOD OF THE PROJECT
FINANCING I.E. 2003-2007)
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED  (US$M)       10        11                                                                                            21
HEDGING
INCOME
------------------------------------------------------------------------------------------------------------------------------------

There have been no significant changes to lease rate swap ounces or the Geita hedge book, apart from maturing contracts.

CURRENT TRADING AND PROSPECTS

In 2003 we commenced the commissioning of the expanded CIL plant at Iduapriem/Teberebie and, although we have experienced unexpected delays in commissioning, currently anticipate that it will be completed during the second quarter of the year. The Bibiani mine experienced a slope failure on the western wall of the pit at the beginning of the fourth quarter of 2002. This is not expected to materially impact gold production, but will add approximately US$3 million to costs over the first two quarters of 2003. At Siguiri, we have completed a feasibility study to assess the viability of converting the mine's processing plant to a hybrid, combining CIP and heap leach, and expect the conversion to be completed, at a total cost of US$32 million, in the second quarter of 2004. At the Geita mine, we anticipate that production will be lower for at least the first two quarters of 2003 as compared to 2002, due to lower mined grades as waste stripping continues in cut 3 at Nyankanga.

Rising fuel prices, increases in power costs and wages, depreciation of the US dollar in which our revenues are denominated, the appreciation in currencies of countries from which we source our major inputs and rising costs of reagents will impact adversely on our cash operating costs this year. We are taking steps to minimise this impact but it is still likely that cash operating costs will increase by approximately 10 per cent this year.

Our group production target for the year is approximately 1.6 million ounces, broadly in line with last year's actual production. This assumes that the stripping schedule for cut 3 at Nyankanga is completed by the end of July and that the CIL plant at Iduapriem/Teberebie is fully commissioned by the end of June. We expect our production for the first quarter of 2003 to be in the region of 375,000 ounces. This is 8 per cent. below the pro-rata figure for our annualised production target, primarily due to lower mined grades as waste stripping continues in Geita, and unexpected delays caused by the commissioning of the plant expansion at Iduapriem/Teberebie. Due to these factors, group production for the second quarter is likely to continue at the same level as for the first quarter, with the shortfall planned to be made up in the second half of the year. The reduced production levels anticipated for the first two quarters will have a consequential adverse impact on our unit cash operating costs for these quarters, as compared to the annualised level. However, the directors believe that the long term prospects of the business are good.

EXERCISE OF WARRANTS

Of the total 19,835,001 warrants issued in January 2000, 15,155,031 warrants have been exercised to date and 4,679,970 warrants remain outstanding. The total number of shares in issue (ie. excluding 559,405 shares held in Treasury) has increased from 126.89 million to 128.10 million.


END


ENQUIRIES:

ASHANTI GOLDFIELDS COMPANY LIMITED

Srinivasan Venkatakrishnan, Chief Financial Officer     Tel:   +233 21 778 171
Ernest Abankroh, Company Secretary                      Tel:   +233 21 774 977
Mark Arnesen, MD - International Treasury               Tel:   +44 207 256 9938

NORTH AMERICAN CONTACT
GOLIN HARRIS
Allan Jordan                                            Tel:    +1 212 697 9191


These regulatory filings may be viewed upon the US Securities and Exchange Commission website, EDGAR, and on the UK Listing Authority's document viewing facility.

A registration statement relating to certain securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and, except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligations to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward looking statements contained in this announcement. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this announcement. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from the marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:   March 26, 2003               ASHANTI GOLDFIELDS COMPANY LIMITED



                                     By:  /s/ Ernest Abankroh
                                          -----------------------------
                                     Name:  Ernest Abankroh
                                     Title:  Company Secretary